UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                             Virgin Mobile USA, Inc.
                                (Name of Issuer)


                              Class A Common Stock
                         (Title of Class of Securities)


                                    92769R108
                                 (CUSIP Number)


                                December 31, 2007
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)

|_| Rule 13d-1(c)

|X| Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.    92769R108           13G           Page      1     of    5    Pages
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1        NAMES OF REPORTING PERSONS

         Sprint Ventures, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |_|
                                                                  (b)  |X|
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Kansas

NUMBER OF                 5     SOLE VOTING POWER               0
SHARES
BENEFICIALLY              6     SHARED VOTING POWER             34,965,221
OWNED BY
EACH                      7     SOLE DISPOSITIVE POWER          12,058,626
REPORTING
PERSON WITH               8     SHARED DISPOSITIVE POWER        0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         34,965,221

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES |_|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         53.5%

12       TYPE OF REPORTING PERSON

         CO

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CUSIP No.    92769R108           13G           Page      2     of    5    Pages
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Item 1(a).  Name of Issuer:

            Virgin Mobile USA, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            10 Independence Blvd.
            Warren, New Jersey  07059

Item 2(a).  Name of Person Filing:

            Sprint Ventures, Inc.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            2001 Edmund Halley Drive
            Reston, Virginia 20191

Item 2(c).  Citizenship:

            Kansas corporation

Item 2(d).  Title of Class of Securities:

            Class A Common Stock, $0.01 par value per share

Item 2(e).  CUSIP Number:

            92769R108

Item 3. If this statement is filed pursuant to ss. 240.13d-1(b) or ss. 240.13d-2(b) or (c), check whether the person filing is a:

         (a) |_| Broker or dealer registered under Section 15 of the Act.
         (b) |_| Bank as defined in Section 3(a)(6) of the Act.
         (c) |_| Insurance company as defined in section 3(a)(19) of the Act.
         (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940.
         (e) |_| An investment adviser in accordance with ss. 240.13(d)-1(b)(1)(ii)(E);
         (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);
         (g) |_| A parent holding company or control person in accordance with ss. 240-13d-1(b)(ii)(G).

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CUSIP No.    92769R108           13G           Page      3     of    5    Pages
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         (h) |_| A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act (12 U.S.C. 1813);
         (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
         (j) |_| Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:

              34,965,221 shares of Class A Common Stock. This beneficial ownership results from: (i) the reporting person's ownership of an approximately 18.5% limited partnership interest in Virgin Mobile USA, L.P. (an indirect, majority-owned subsidiary of the issuer), which interest is initially exchangeable for 12,058,626 shares of Class A Common Stock of the issuer, and the reporting person's ownership of one share of the issuer's Class B Common Stock, which is entitled to a number of votes that is equal to the total number of shares of Class A Common Stock for which such limited partnership interest is exchangeable; and (ii) 22,906,595 shares of Class A Common Stock beneficially owned by Corvina Holdings Limited and its affiliates (collectively, "Corvina"). The reporting person and Corvina may be deemed to share beneficial ownership of the above-referenced shares as a result of the reporting person and Corvina being signatories to a Stockholders' Agreement, dated October 16, 2007, a copy of which was filed as
              Exhibit 4.1 to the Current Report on Form 8-K filed by the issuer with the Securities and Exchange Commission on October 17, 2007. The reporting person does not affirm the existence of a group with Corvina and disclaims beneficial ownership of the shares held by Corvina. The reporting person is not responsible for the completeness and accuracy of the information concerning Corvina.

         (b) Percent of class: 53.5%

         (c) Number of shares as to which such person has:

             (i) Sole power to vote or to direct the vote: 0

            (ii) Shared power to vote or to direct the vote: 34,965,221

           (iii) Sole power to dispose or to direct the disposition of: 12,058,626

            (iv) Shared power to dispose or to direct the disposition of: 0

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CUSIP No.    92769R108           13G           Page      4     of    5    Pages
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Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
         |_|.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

         Not Applicable

Item 8.  Identification and Classifications of Member of the Group.

         As a result of the Stockholders' Agreement described in Item 4 above, the reporting person may be deemed to be a part of a group with Corvina jointly holding beneficial ownership of 34,965,221 shares of Class A Common Stock. The reporting person does not, however, affirm the existence of any group with Corvina. The reporting person is not responsible for the completeness and accuracy of the information concerning Corvina.

Item 9.  Notice of Dissolution of Group.

         Not Applicable

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CUSIP No.    92769R108           13G           Page      5     of    5    Pages
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Item 10.  Certifications.

          Not Applicable


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 13, 2008
                                                ----------------------
                                                         Date

                                                /s/ Douglas B. Lynn
                                                ----------------------
                                                       Signature


                                                Douglas B. Lynn, Vice President
                                                -------------------------------
                                                       Name/Title